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Exhibit 3.3


                              Intermet Corporation
               Amendment to Article III, Section 2, of the By-Laws
                           Effective January 30, 1998


Pursuant to a resolution of the Board of Directors of Intermet Corporation ("the Corporation") and adopted on January 30, 1998, the first sentence of Section 2 (Number, Election and Term) of Article III (Directors) of the by-laws of Intermet Corporation was amended to decrease the number of directors which shall constitute the whole board from up to fifteen (15) to nine (9), and shall be effective immediately. Article III, Directors, Section 2, Number, Election and Term of the by-laws of Intermet Corporation was amended to read as follows...

         Section 2. Number, Election and Term. The number of directors which shall constitute the whole board shall be nine (9). Provided, however, the number of directors may be increased or decreased from time to time by the board of directors by amendment of this by-law, but no decrease shall have the effect of shortening the term of an incumbent director. Except as hereinafter provided, the directors shall be elected by plurality vote at the annual meeting of shareholders, and each director elected shall hold office until his successor is elected and qualified or until his earlier resignation, removal from office or death. Directors shall be natural persons who have attained the age of 18 years, but need not be residents of the State of Georgia or shareholders of the corporation.